UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 15 May, 2008

ASX & MEDIA RELEASE
16 MAY, 2008

CLINICAL PHASE I STUDY REPORT OF MARSHALL EDWARDS’ COMPOUND TRIPHENDIOL TO BE REPORTED IN ASCO PROCEEDINGS

Novogen Limited’s subsidiary, Marshall Edwards Inc., (NASDAQ: MSHL), has made the following announcement:

New Canaan, Connecticut, May 15, 2008 - Marshall Edwards, Inc. (Nasdaq: MSHL).  An abstract titled “Phase Ia Safety and Pharmacokinetic Study of Oral NV-196 in Patients with Solid Tumours” submitted to the Annual Meeting of the American Society of Clinical Oncology (ASCO), 30 May to 3 June, Chicago, Illinois, is now available at www.asco.org (Abstract# 14615).  This reports on a human clinical study of oral triphendiol which demonstrated a good safety profile and successful pharmacokinetics. The trial was conducted by Professor Paul Mainwaring at the Brisbane Mater Adult Hospital in Brisbane, Australia.

NV-196, now known as triphendiol, was granted orphan drug status by the US Food and Drug Administration (FDA) for pancreatic cancer and cholangiocarcinoma in January 2008 and for treatment of stage IIb-IV malignant melanoma in February 2008.

Laboratory testing in vitro and in mice bearing human pancreatic, bile duct or melanoma tumours, has demonstrated the activity of triphendiol against these cancer cells.  In mice bearing a human pancreatic cancer tumour, triphendiol administration resulted in a mean reduction in tumour volume by 62 percent compared with untreated control animals.

Professor Alan Husband, Group Director of Research for Marshall Edwards, said, "The study being presented at ASCO is an important step towards the clinical development of triphendiol.  These data indicate that oral triphendiol appears to be safe and can be delivered effectively in humans.”

"We will now be well placed to apply for an Investigational New Drug (IND) approval to continue into Phase II studies in the US later this year," Professor Husband said.

There is an urgent need for new pancreatic cancer treatments because fewer than 20 percent of patients are candidates for surgery (pancreatectomy).  Current treatment is limited to chemotherapy with gemcitabine, to which most patients are resistant or acquire resistance.

Pancreatic cancer is considered an "orphan" cancer, because of its relatively low incidence and high mortality.  In the US, it is the fourth leading cause of cancer-related death in men and women with the 5 year relative survival rate of 5 percent of patients with the disease1.  The American Cancer Society estimated the number of new cases of pancreatic cancer in the US in 2008 as 37,680, with 18,770 cases diagnosed in men and 18,910 in women1.  An estimated 34,290 deaths from pancreatic cancer are expected in 20081.

Pancreatic cancer has a poor prognosis.  The disease is difficult to diagnose in its early stage, and patients usually present with incurable disease.  It has a high mortality rate, and no therapy has been shown to significantly impact survival.

Melanoma accounts for only 3 percent of all skin cancers; however, it causes the greatest number of skin cancer–related deaths worldwide2.  It is responsible for more than 77 percent of skin cancer deaths2.  An estimated 62,480 (34,950 men and 27,530 women) new cases with malignant melanoma, were expected to occur only in the US in 20081.  An estimated 8,420 deaths from melanoma are expected in 20081.

About Triphendiol

Triphendiol (NV-196) is another investigational drug in the Marshall Edwards, Inc., oncology drug pipeline, currently being developed as an orally-delivered chemosensitising agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma (bile duct cancer), and melanoma.  Triphendiol is broadly cytostatic and cytotoxic against most forms of human cancer cells in vitro, and has been shown to cause cell cycle arrest (or stop cells increasing in number) and to induce apoptosis (or initiate programmed cell death) in various cancer cell lines.

Biological studies suggest a mechanism of cytotoxicity that involves mitochondrial depolarization and downregulation of XIAP.  It exhibits high selectivity, little effect on non-tumour cells and no observable toxicity in animals at therapeutically effective doses. In human studies conducted so far, no adverse events or side effects have been reported when administered to volunteers.

About Marshall Edwards, Inc. and Novogen Limited

Marshall Edwards, Inc. (NASDAQ: MSHL), is a specialist oncology company focused on the clinical development of novel anticancer therapeutics.  These derive from a flavonoid technology platform that has generated a number of novel compounds characterized by broad ranging activity in laboratory testing against a range of cancer targets with low toxicity.  The ability of these compounds to target an enzyme present on the surface of cancer cells, and inhibit the production of pro-survival proteins within the cancer cell suggests that they may possess a unique combination of efficacy and safety.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT; NASDAQ: NVGN) to bring three oncology drugs - phenoxodiol, triphendiol (NV-196) and NV-143 - to market globally.  Marshall Edwards, Inc., is majority owned by Novogen, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under US law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

References
1 American Cancer Society: Cancer Facts and Figures 2008. Atlanta, GA: American Cancer Society, 2008.
2 Ries LAG, Melbert D, Krapcho M, Mariotto A, Miller BA, Feuer EJ, Clegg L, Horner MJ, Howlader N, Eisner MP, Reichman M, Edwards BK (eds). SEER Cancer Statistics Review, 1975-2004, National Cancer Institute. Bethesda, MD, http://seer.cancer.gov/csr/1975_2004/, based on November 2006 SEER data submission, posted to the SEER web site, 2007.